November 29, 2016

Via EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Long:

Re:	Genesys Industries, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed October 28, 2016
File No. 333-213387

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.	Please note the updating requirements set forth in Rule 8-08 of Regulation S-X. If required, please include interim financial statements for the period ended September 30, 2016 and similarly update all financial information throughout your filing.

RESPONSE: In accordance with the requirements of Rule 8-08 of Regulation S-X, the filing has been updated to include interim financial statements of the Company for the period ending September 30, 2016.

Use of Proceeds, page 26

2.	We note your response to comment 5 of our letter dated October 21, 2016. We note that there appear to be some discrepancies in this section with the disclosures in your Plan of Operations section. For example, on page 27 you state that if only 25% of the offering is sold the Net Offering Proceeds ($54,950) will be used for maintaining your ongoing reporting obligations to the SEC. However, on page 44 you state that if 25% of the offering is sold the Net Offering Proceeds ($54,950) will be used for setting up your IT systems, servers, website and communications and for your ongoing reporting obligations to the SEC. Please ensure your use of proceeds table reflects how the net proceeds of the offering will be utilized. See Item 504 of Regulation S-K.

RESPONSE: The Company has revised the disclosure accordingly.

Dilution, page 28

3.	As previously requested in prior comment one and as noted in your response, please revise your Dilution disclosures to state that they exclude the impact of outstanding preferred stock that is currently convertible into 50,000,000 shares of common stock and conversion of the preferred shares will result in substantial additional dilution to purchasers of your common stock.

RESPONSE: The Company has revised the Dilutions disclosures accordingly.

Business Operations, page 35

4.	We note your response to comment 6 in our letter dated October 21, 2016 and we re-issue our comment. Please revise this section, your summary and the rest of your registration statement to distinguish between your current operations and your intended operations. For example, and not by way of limitation:

•	You state on page 35 that Genesys Industries is a diversified advanced manufacturer;
•	You disclose on page 36 that the period between initial customer contact and issuance of an order is generally between one and six months;
•	You state on page 36 that in some cases Genesys Industries sources and purchases all material and resells the material and in other cases, the material is provided or consigned to you at no cost by the customer; and
•	You state on page 37 that your research and development activities are manufacturing process oriented and product development oriented.

RESPONSE: The Company has revised the disclosures accordingly to distinguish between current and intended operations.

Security Ownership of Certain Beneficial Owners and Management, page 40

5.	Please reconcile your disclosure here and throughout that Ms. Vibhakar owns 17,000,000 shares of Genesys Industries, Inc. common stock with your disclosure on page 50 that Ms. Vibhakar exchanged 10,000 shares of Genesys Industries, Inc. common stock for 10,000,000 shares of Genesys Industries, Inc. preferred stock. It appears that after the exchange Ms. Vibhakar would own 16,990,000 shares of your common stock and 10,000,000 shares of your preferred stock.

RESPONSE: Ms. Vibhakar exchanged 10,000 shares of common stock for 10,000,000 shares of preferred stock (emphasis added). Ms. Vibhakar then subscribed for and purchased 17,000,000 shares of common stock (emphasis added). Therefore, as of the date of filing the prospectus, Ms. Vibhakar owns 10,000,000 shares of preferred stock and 17,000,000 shares of common stock.

Certain Relationships and Related Transactions, page 41

Advances from related parties-, page 41

6.	Please revise your disclosure to clarify, if true, that Genesys Industries, Inc. owes $3,500 and $2,850, respectively, in loans payable to its President and CEO.

RESPONSE: The Company has revised this disclosure to now show the most current amount of loan payable to its Director from the company as of 9/30/2016.

Plan of Operations, page 44

7.	We note your response to comment 11 in our letter dated October 21, 2016 and we re-issue our comment. Please revise this section to include a more detailed plan of operations for the next 12 months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including capital expenditures and any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Your revisions should also clarify the priority in which you will seek to accomplish each step. In addition, please address your plans if only a nominal amount of funds are raised in the offering. Please ensure your revisions are consistent with the disclosure in your Use of Proceeds section.

RESPONSE: The Company has revised this disclosure.

8.	Your disclosure “[h]owever, if we sell 25% and less than a half of the offering and raise the gross proceeds of $54,950 up to the 50% raise of $129,950…will be strictly limited” is confusing. Please revise.

RESPONSE: The Company has revised this disclosure to eliminate any confusion.

Exhibit 23.1

9.	We have reviewed your response to prior comment 17. As previously requested, please make arrangements with your independent accountant to have them revise their consent to address the following:

•	Do not include a “to be filed date” that pre-dates the date of their consent; and
•	Refer to the Form S-1/A instead of Form S-1.

RESPONSE: The Company’s independent accountant has revised their consent letter per the exact request.

We hope that our letter has fully addressed each of the Staff’s comments. If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

Per: /s/ Shefali Vibhakar

Shefali Vibhakar
President & CEO